Exhibit 99.1

Gaming Partners International Reports Financial Results for the Third Quarter and First Nine Months of 2007

Las Vegas, Nevada, November 13, 2007 – Gaming Partners International Corporation (Nasdaq: GPIC), a leading worldwide provider of casino currency and table gaming equipment, today announced financial results for the third quarter and nine months ended September 30, 2007.

For the third quarter of 2007, the Company reported revenues of $15.2 million compared to revenues of $20.1 million for the third quarter of 2006. Gross profit for the quarter was $4.8 million, or 32% of revenues, compared to $5.6 million or 28% of revenues in the same period a year ago. The decline in revenue was a result of lower sales of chips to casinos in Macau.

Net income for the third quarter was $387,000, or $0.05 per basic and diluted share, compared to $919,000, or $0.12 per basic and $0.11 per diluted share, in the three months ended September 30, 2006.

For the nine months ended September 30, 2007, revenues were $38.9 million compared to revenues of $57.9 million in the first nine months of 2006. Gross profit for the period was $11.0 million, or 28% of revenues, compared to $20.0 million, or 35% of revenues in the comparable period in 2006. The decline in revenues was due to fewer chip sales to casinos in Macau.

Net loss for the nine months ended September 30, 2007 was $662,000, or $0.08 per basic and diluted share, compared to net income of $5.0 million, or $0.63 per basic and $0.62 per diluted share, for the nine months ended September 30, 2006.

As of September 30, 2007, the Company had cash and marketable securities of $8.4 million compared to $10.6 million on December 31, 2006.

As of September 30, 2007, our backlog of unfilled orders, which are expected to be filled in 2007, amounted to approximately $5.5 million for GPI USA and $9.0 million for GPI SAS. As of September 30, 2006, backlog was approximately $4.2 million for GPI USA and $7.4 million for GPI SAS.

GAMING PARTNERS INTERNATIONAL USA, INC.

1700 Industrial Road, Las Vegas, NV 89102

Phone: 1-800-728-5766   -   Phone: 702-384-2425   -   Fax: 702-384-1965   -   www.gpigaming.com   -   info@gpigaming.com

GPIC Announces Third Quarter Results/2-2-2-2

Commenting on the results, Gerard Charlier, President and CEO said, “While results from the third quarter have improved from the first half of the year, we are still disappointed in the numbers. Our sales to Macau are down significantly from last year, which was an exceptional year. We are pleased that this year we participated in the openings of the Crown Macau and the Venetian Macau and the Wynn Macau’s expansion. Based on our backlog, I believe our fourth quarter will be our best quarter of 2007.

“Longer term, we remain optimistic about the future based on our expectations for the potential in the market for RFID gaming chips worldwide, including our exclusive rights to manufacture and sell RFID gaming chips in the United States.”

About Gaming Partners International Corporation

GPIC manufactures and supplies (under the brand names of Paulson, Bourgogne et Grasset and Bud Jones) gaming chips including low frequency and high frequency RFID chips, jetons and plaques, low frequency RFID readers, wheels, table layouts, playing cards, dice, gaming furniture, table accessories and other products that are used with casino table games such as blackjack, poker, baccarat, craps and roulette. GPIC is headquartered in Las Vegas, NV, with offices in Beaune, France; San Luis Rio Colorado, Mexico; Atlantic City, NJ; and Gulfport, MS. GPIC sells its casino products directly to licensed casinos throughout the world. For additional information about GPIC, visit our web site at www.gpigaming.com.

Safe Harbor Statement

This release contains “forward-looking statements” based on current expectations but involving known and unknown risks and uncertainties, such as the expected results for the fourth quarter of 2007 and the long term potential of the RFID gaming chips market and the ability of GPI to capitalize on any such growth opportunities. Actual results or achievements may be materially different from those expressed or implied. Gaming Partners International plans and objectives are based on assumptions involving judgments with respect to future economic, competitive and market conditions, its ability to consummate, and the timing of, acquisitions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond its control. Therefore, there can be no assurance that any forward-looking statement will prove to be accurate.

Factors that could cause actual results to vary materially from these forward-looking statements include: any significant reduction in the growth rate of new and existing casinos in Macau, the failure of the industry to accept our RFID technology, any regulatory action, litigation or liability resulting from the presence of lead in our products, any unfavorable resolution of a significant law suit against us, any patent infringement issues, the development of competing technologies by our competitors, the failure of any supplier to timely deliver key raw materials for our significant products, any customer cancellation of a significant order included in our backlog, any domestic or international terrorist incidents, and any unexpected taxes, regulatory charges, costs or difficulty in the operations of the companies in multiple locations or the manufacturing of our products. Additional information concerning factors and risks that could affect these forward-looking statements and Gaming Partners International’s financial condition and results of operations are included in Gaming Partners International’s Form 10-K for the year ended December 31, 2006 and Forms 10-Q for the subsequent quarters.

For more Information please contact:

For Gaming Partners International Corporation:

GPIC Contact:	KCSA Contacts:
Laura McAllister Cox	Lee Roth / Marybeth Csaby
702-384-2425	212-896-1209 / 1236
lmcox@gpigaming.com	lroth@kcsa.com / mcsaby@kcsa.com

GAMING PARTNERS INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands, except share amounts)

	September 30,	December 31,
	2007	2006
ASSETS
Current Assets:
Cash and cash equivalents	$6,140	$5,888
Marketable securities	2,272	4,710
Accounts receivable, less allowance for doubtful accounts of $236 and $335 respectively	3,727	4,136
Inventories, net	12,526	9,251
Prepaid expenses	539	404
Deferred income tax asset	—	355
Other current assets	2,504	1,497
Total current assets	27,708	26,241
Property and equipment, net	15,429	14,567
Goodwill	1,625	1,524
Other intangibles, net	1,056	1,245
Deferred income tax asset	2,475	2,093
Long-term investments	709	683
Other assets, net	436	616
Total Assets	$49,438	$46,969

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$823	$1,047
Accounts payable	3,499	2,993
Accrued expenses	3,351	4,557
Customer deposits	4,679	1,187
Income taxes payable	193	870
Deferred income tax liability	651	623
Other current liabilities	385	177
Total current liabilities	13,581	11,454
Long-term debt, less current maturities	2,350	2,749
Long-term deferred income tax liability	308	182
Total liabilities	16,239	14,385
Commitments and contingencies (Note 11)
Stockholders’ Equity:
Preferred stock, authorized 10,000,000 shares, $.01 value, none issued and outstanding	—	—
Common stock, authorized 30,000,000 shares, $.01 par value, 8,103,401 and 8,090,901, respectively, issued and outstanding	81	81
Additional paid-in capital	18,714	18,429
Treasury stock, at cost; 8,061 shares	(196)	(196)
Retained earnings	11,923	12,690
Accumulated other comprehensive income	2,677	1,580
Total stockholders’ equity	33,199	32,584
Total Liabilities and Stockholders’ Equity	$49,438	$46,969

GAMING PARTNERS INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except per share amounts)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2007	2006	2007	2006
Revenues	$15,196	$20,135	$38,896	$57,868
Cost of revenues	10,374	14,545	27,887	37,903
Gross profit	4,822	5,590	11,009	19,965

Product development	77	199	217	372
Marketing and sales	1,194	993	3,332	3,066
General and administrative	2,593	2,775	8,586	8,545

Operating income (loss)	958	1,623	(1,126)	7,982

Loss on foreign currency transactions	(8)	(64)	(87)	(192)
Interest income	89	146	250	307
Interest expense	(49)	(47)	(147)	(124)
Other income, net	26	2	312	94

Income (loss) before income taxes	1,016	1,660	(798)	8,067

Income tax expense (benefit)	629	741	(136)	3,053

Net income (loss)	$387	$919	$(662)	$5,014

Earnings per share:
Basic	$0.05	$0.12	$(0.08)	$0.63
Diluted	$0.05	$0.11	$(0.08)	$0.62
Weighted average shares of common stock outstanding:
Basic	8,103	7,984	8,100	7,943
Diluted	8,242	8,221	8,100	8,070